EXHIBIT 3

TIMOTHY R. DAMADIAN

110 Marcus Drive

Melville, New York 11747-4292

July 17, 2025

VIA EMAIL AND FIRST CLASS MAIL

Special Committee of the Board of Directors

FONAR Corporation

110 Marcus Drive

Melville, New York 11747-4292

Dear Members of the Special Committee:

By letter (the “Letter”) to the Board of Directors (the “Board”) of FONAR Corporation (“FONAR”), dated July 7, 2025, I, on behalf of myself and certain others referred to in the Letter collectively as the “Proposed Acquisition Group,” informed the Board that the Proposed Acquisition Group are contemplating the pursuit of a plan to acquire all of the outstanding shares of the capital stock of FONAR not owned by the Proposed Acquisition Group in a “going private” transaction, which is referred to in the Letter as the “Acquisition Transaction.” On behalf of the Proposed Acquisition Group, I am pleased to submit this supplement to the Letter by advising the Special Committee that members of the Proposed Acquisition Group are proposing to acquire all of the outstanding capital stock of FONAR that the members of the Proposed Acquisition Group do not beneficially own at an acquisition price of $17.25 per share of the common stock, par value $0.0001 per share (the “Common Stock”), of FONAR, payable in cash. Capital stock of FONAR other than the Common Stock will be acquired with applicable acquisition prices calculated on an “as converted” basis.

The proposed acquisition price represents a premium of approximately 27% over the average closing price of the Common Stock for the 90 trading day trading period ending on June 30, 2025, the last day of FONAR’s 2024-2025 fiscal year end. This proposal represents a unique opportunity for FONAR’s stockholders to monetize their investment at a premium to the Common Stock’s recent stock price. The proposed price also represents a higher price than the Common Stock has traded for, on average, since July 2020. I encourage you to disregard the recent price increase as a result of speculation associated with the Proposed Acquisition Group’s offer as you evaluate the Proposed Acquisition Group’s proposal.

The Proposed Acquisition Group believes that the consummation of the Acquisition Transaction will ensure FONAR has flexibility and structure to successfully navigate FONAR’s market environment in the years to come. Post-COVID market challenges have created a sharply competitive landscape, and the Proposed Acquisition Group believes it is now more important than ever to embrace a more entrepreneurial perspective where we are all incentivized to grow and develop FONAR’s products, brand, and business with a longer term perspective. The Proposed Acquisition Group believes it is increasingly difficult to develop this type of culture in a public company context, where the public markets are increasingly focused on short-term results, in addition to the overly burdensome public company requirements, especially since FONAR has now transitioned to an Accelerated Filer status. The Proposed Acquisition Group is convinced that private ownership is in the best interests of the business and the operations, and that the Acquisition Transaction is in the best interests of the stockholders, of FONAR.

The Proposed Acquisition Group, whose membership may be expanded, plans to invest all of the FONAR capital stock beneficially owned by its members in the proposed Acquisition Transaction. In addition to the Proposed Acquisition Group’s equity and cash investments, it is anticipated that the Acquisition Group will raise additional funds as necessary through committed financing from one or more third-party financing sources. Copies of any executed commitment letters will be delivered to you under separate cover as soon as they become available following customary due diligence by such financing sources.

Following the transaction, it is expected that the Company’s existing management team would remain in place. In addition, the Proposed Acquisition Group, whose members include senior management of FONAR, anticipates maintaining FONAR’s valuable employee base, which I, along with the other members of the Proposed Acquisition Group, view as one of FONAR’s most important assets.

TIMOTHY R. DAMADIAN

Board of Directors

FONAR Corporation

July 17, 2025

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The Proposed Acquisition Group is aware of the formation of the special committee, consisting of independent directors of FONAR who are not interested parties to the proposed Acquisition Transaction, to consider the Proposed Acquisition Group’s proposal on behalf of FONAR’s public stockholders. The Proposed Acquisition Group expects that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed Acquisition Transaction. The Proposed Acquisition Group does not anticipate moving forward with the proposed Acquisition Transaction unless it is approved by the special committee. Given my extensive history and knowledge of FONAR, I, on behalf of the Proposed Acquisition Group, along with legal and other advisors, am prepared to negotiate a merger agreement with the special committee and the special committee’s advisors and complete the transaction in an expedited manner. The merger agreement will ensure that the transaction will be subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of FONAR that are not beneficially owned by the Proposed Acquisition Group.

In considering this proposal, please note that in my capacity as a stockholder of FONAR, I am interested only in the Proposed Acquisition Group acquiring FONAR by means the proposed Acquisition Transaction, and that, in such capacity, I have no interest in a disposition or sale of my equity interest in FONAR, nor is it my intention, in my capacity as a stockholder, to vote in favor of any alternative sale, merger, or similar transaction involving FONAR. Other members of the proposed Acquisition Group may feel similarly. If the special committee does not recommend, or the public stockholders of the Company do not approve, the proposed Acquisition Transaction, such a determination would not adversely affect my future relationship and positions with FONAR.

In accordance with our legal obligations, the Proposed Acquisition Group will promptly file an amendment to its initial Schedule 13D, filed with the U.S. Securities and Exchange Commission on July 11, 2025. A copy of this letter will be made an exhibit to such amendment.

Please note that no binding obligation on the part of FONAR, the Proposed Acquisition Group, or myself will arise with respect to the Proposed Acquisition Group’s proposal or any transaction unless and until such time as definitive agreements are entered into between the appropriate parties.

I would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss the Proposed Acquisition Group’s proposal. I look forward to your response.

Very truly yours,

/s/ Timothy R. Damadian

Timothy R. Damadian,
On behalf of the
Proposed Acquisition Group, and, where noted, personally